

Günther Uecker (b. 1930)

Spirale (1980)



Günther Uecker is a contemporary German artist, best known for sculptural paintings comprised of hammered nails on panel.

INVESTMENT THESIS

Price Appreciation of Similar Works

18.3%

Appraised Value

N/A

Initial Offering

$2,205,000

Similar Sales



$3.0m
$2.0m
$1.0m
$0.0m
94
99
04
09
14

Investment Overview

Offering Circular	sec.gov/edgar
Auction History	significant 36 years
2020 Auction Sales	low $6,278,050
Repeat Sales	view

43% Progress

INVEST NOW

DEAL SHEET

Price appreciation of similar works for each painting is based on public auction sales for the specific artist who created the subject painting that occurred prior to the qualification of the applicable offering by the SEC. Unless otherwise indicated, such data will not be updated for sales occurring after such date. Past performance of similar works is not indicative of future performance and is not intended to be a proxy for historical or projected future performance of the specific painting or the shares.

WHY WE LIKE THIS PAINTING

- Part of the influential ZERO movement, German artist Gunther Uecker is known for his sculptural paintings created by hammering nails into rhythmic patterns.
- This artwork is an excellent example of Uecker's iconic "Spirale" series first developed in the 1960s, which are of the most desired by collectors.
- The artist's top auction record is held by *Both* (2011), which sold for $3,368,167 in November 2017, and features conjoined circular forms very similar to the "Spirale" series.
- Although there are no guarantees, similar works to *Spirale* have appreciated by 18.3% annualized from 1993-2017.
- In 2015, the Guggenheim Museum hosted the first large-scale survey in the U.S. of the ZERO movement, and since 2015, Uecker's top 6 auction records have all been set.
- Uecker is represented by prestigious international blue-chip gallery, Lévy Gorvy, and has exhibited in over 60 countries worldwide.

Past performance is no guarantee of future results. Repeat sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.



2020 Auction Sales
$6,278,050

2020 Number of Lots Sold
308

GÜNTHER b. 1930, Germany
UECKER



Günther Uecker (b. 1930) is a contemporary German artist, best known for sculptural paintings comprised of hammered nails on panel.

THE PAINTING

Spirale, 1980

Acrylic and nails on canvas
mounted on wooden panel
59 × 59 in. (150 × 150 cm.)

ANNUAL APPRECIATION OF SIMILAR WORKS[1]

18.3%

INITIAL OFFERING

$2,205,000

Offering Circular: sec.gov/edgar

The Painting is an excellent example of the artist's iconic "Spirale" series, which he developed in the 1960s. Spirale works are distinguished by their circular composition and clockwise or counter-clockwise positioning of the nails, like that of the Painting. The Spirale series is one of the two most recognizable and commercially successful by the artist. The Painting is a large format example that measures nearly five feet in height by five feet in width, while the largest works of this series to have sold at auction measure over six feet in height by six feet in width.

Both (2011), which is similar to the Spirale series, features two conjoined circular forms that exhibit a slightly clockwise progression of nails and holds the artist's top auction record, as of August 9, 2021; the work sold for €2,838,000 ($3,368,167) on November 29, 2017 at Van Ham Kunstauktionen in Cologne, Germany. The series, composition, scale, and execution make the Painting a highly desirable and commercial work by the artist.

Uecker's early formal artistic training was largely focused on Socialist Realism and in 1953, the artist moved to West Berlin and enrolled to study painting at the Kunsthochschule Berlin-Weissensee (Academy of Art Berlin). In 1955, Uecker moved to Düsseldorf to continue his studies at the Kunstakademie Düsseldorf (Düsseldorf Art Academy). In 1961, Uecker formally aligned with the "Gruppo Zero," or ZERO, which was founded in Düsseldorf in 1957 by Hanz Mack and Otto Piene and counted Yves Klein as a member. After 1966, when ZERO ceased to be active as a group, Uecker continued to further push the boundaries of his selected medium– nails. Uecker's first major solo exhibition, titled "Uecker: Bibliophile Werke", took place at the Kunsthalle, Düsseldorf in 1983, and solidified his position as an influential contemporary artist.

Günther Uecker has been recognized at important international events, including Documenta IV in 1968 and at the 1970 XXXV Venice Biennale. In 1990, a major retrospective of his work was mounted at the Kunsthalle der Hypo-Kulturstiftung in Munich. Additionally, works by the artist are featured in the collections of numerous prominent institutions, such as the Art Institute of Chicago, the National Gallery of Art in Washington, D.C., the Museum of Modern Art in New York, the Solomon R. Guggenheim Museum in New York, and the Courtauld Institute in London. The sale of *Haar Der Nymphen* (1964) was the first work by the artist to sell for over one million dollars at auction, when it sold on February 10, 2010 for £825,250 ($1,289,205). Since then and as of August 9, 2021, over twenty works by Günther Uecker have also exceeded one million dollars at auction, with the artist's top six records having been set since January 1, 2015. As of August 9, 2021, Uecker's top auction results are led by *Both* (2011), which sold on November 29, 2017 for €2,838,000 ($3,368,167), followed by *Spirale I, Spirale II (Doppelspirale)* (1997), which sold on March 7, 2017 for £2,629,000 ($3,209,483), and *Weisses Feld* (1972), which sold on June 3, 2021 for €1,948,500 ($2,361,517).

AUCTION RESULTS FOR SIMILAR WORKS[2]


$4M
$3M
$2M
$1M
1993
1995
1996
1998
2000
2001
2003
2004
2006
2008
2009
2011
2013
2014
2016
2017



Spirale works are distinguished by their circular composition and clockwise or counter-clockwise positioning of the nails, like that of the Painting. The Painting is a large format example that measures nearly five feet in height by five feet in width.



Uecker's top auction results are led by *Both* (2011), which sold on November 29, 2017 for €2,838,000 ($3,368,167), followed by *Spirale I, Spirale II (Doppelspirale)* (1997), which sold on March 7, 2017 for £2,629,000 ($3,209,483), and *Weisses Feld* (1972), which sold on June 3, 2021 for €1,948,500 ($2,361,517).



Günther Uecker has been recognized at important international events, including Documenta IV in 1968 and at the 1970 XXXV Venice Biennale. In 1990, a major retrospective of his work was mounted at the Kunsthalle der Hypo-Kulturstiftung in Munich. Additionally, works by the artist are featured in the collections of numerous prominent institutions, such as the Art Institute of Chicago, the National Gallery of Art in Washington, D.C., the Museum of Modern Art in New York, the Solomon R. Guggenheim Museum in New York, and the Courtauld Institute in London.

IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. The table and chart capture the historical data for selected auctions sales transactions, which are similar to the Painting. The set of similar sales comprise paintings by Günther Uecker with the following criteria: nail on canvas paintings from the Spirale series, including compositions with double spirals, that were created between 1970 and 2015 that measure between 40 inches by 40 inches and 100 inches by 100 inches. The comparative set includes one sale of the diptych "Spirale 1, Spirale II (Doppelspirale)" (1997), which sold on March 7, 2017 at Christie's London for £2,629,000 ($3,209,483) against an estimate of £500,000 to £700,000 ($610,400 - $854,560). For the purposes of collating the comparative set, the aforementioned sale was split into two sales as "Spirale I" (1997) and "Spirale II" (1997), bearing the same sale date and lot number, each with half the realized price and estimates. The diptych also has a recorded sale on December 3, 2016 at Lempertz Cologne, when it sold for €1,300,000 ($1,386,202) against an estimate of €700,000 - €1,000,000 ($746,416 - $1,066,309), however this sale was not included in the comparative set as the conditions of the lot and sale could not be verified on the Lempertz website. Where the buyer's premium was unavailable due to incomplete data, the prevailing buyer's premium at the time of sale was applied. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Although the paintings in the comparables set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of comparable transactions have increased at an estimated 18.3% CAGR implied from selected sales occurring from May 26, 1994 to November 29, 2017.

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